exhibitninenineriskfactors.txt

RISK FACTORS


An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We had cash in the amount of $2,182 at August 31, 2001. We currently do not have any operations and we have no income. Our business plan calls for significant expenses in connection with the development of online training programs. We do not have sufficient funds to commence development of our initial product. We will require additional financing in order to implement our full business plan. We currently do not have enough cash to complete our objectives over the next 12 months. The amount of additional financing we will require to sustain our business operations during the 12 months following the current reporting period will depend on the level of revenues we are generating at that time. It is impossible to give a meaningful forecast at this time as to the amounts of additional financing that will be required. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including:

- market acceptance of Internet companies; - investor acceptance of our business plan; and - investor sentiment.

These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. If we are not successful in achieving financing in the amount necessary to develop and market our web sites, then we will not be able to achieve revenues and our business will fail.

BECAUSE WE HAVE NOT AS YET COMMENCED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUSINESS FAILURE.

We were incorporated in May 2000 and to date have been involved primarily in organizational activities. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new Internet companies and the high rate of failure of such enterprises. These risks include without limitation:

- Develop functioning and marketable website training programs; - Convince potential customers to visit our web sites and participate in training programs;
- Convince affiliated  merchants to pay us for accessing our consumer data base;
- Respond effectively to competitive pressures; and - Have affiliated merchants successfully market products to our customers.

The likelihood of success must also be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the development of our business plan. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

BECAUSE WE ARE AN INTERNET COMPANY WE MAY ENCOUNTER UNANTICIPATED OBSTACLES IN OBTAINING PROFITABILITY.

The Internet has only recently developed the market place that Internet companies such as Superior Networks are seeking access to. Because the market place is still emerging and because the business models of Internet companies are still evolving, Internet companies are more likely to face unanticipated costs and expenses than offline companies. The offline market place has existed for many years and therefore is more predictable than e-commerce. Superior Networks' business is a part of e-commerce that has not been developed to a great extent. Accordingly, we may encounter unanticipated costs and expenses. Internet companies have faced the challenge of developing web traffic to their sites. Even when this has been accomplished, many web users have been reluctant to purchase goods and services over the web because of security concerns. For these reasons, it may be difficult for us to achieve profitability and more likely that investors will lose their investments.

BECAUSE WE HAVE NOT AS YET COMMENCED BUSINESS OPERATIONS, WE EXPECT TO INCUR OPERATING LOSSES FOR THE FORESEEABLE FUTURE.

We have never earned revenues and we have never been profitable. As of August 31, 2001, we had an accumulated deficit of $50,523.00. Prior to completion of our development stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the operation of our various websites, we will not be able to earn profits or continue operations.

IF WE ARE UNABLE TO HIRE AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN AND OUR BUSINESS WILL FAIL.

Our management has a collective background of various business pursuits but none has participated prior hereto in the development of an Internet company with its related technical issues and challenges. Our success will be largely dependent on our ability to hire highly qualified technical personnel. These individuals may be in high demand and we may not be able to attract the staff we need. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel. Our failure to hire key personnel when needed would have a significant negative effect on our business.

IF WE ARE NOT ABLE TO EFFECTIVELY RESPOND TO COMPETITORS, OUR BUSINESS MAY FAIL.

The e-commerce industry is intensely competitive. Many persons and entities are looking to the Internet for business opportunity, including through the implementation of training and education programs. Information is presently available over the Internet on the same topics Superior Networks will be presenting in its training courses. Some companies also provide information over the Internet in a study course format similar to Superior Networks'. For investors to receive a return on their investments, it will be necessary for us to be successful despite competition which now exists or which may arise in the future. Unless we are successful in spite of our competition, it is likely that investors will lose their investments.

BECAUSE OUR PRESIDENT, MR. RANDY WHITE, OWNS THE MAJORITY OF OUR
OUTSTANDING COMMON STOCK, INVESTORS MAY FIND THAT FUTURE CORPORATE DECISIONS ARE CONTROLLED BY MR. WHITE WHOSE INTERESTS MAY DIFFER FROM THE INTERESTS OF OTHER STOCKHOLDERS.

Mr. Randy White, our President, owns the majority of the outstanding shares of our common stock. Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control and the power to elect all of the directors. The interests of Mr. White may differ from the interests of the other stockholders. Factors that could cause the interests of Mr. White to differ from the interest of other stockholders include the impact of a corporate transaction on Mr. White's business time and the ability of Mr. White to continue to manage our business.

While Mr. White presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. White from his other obligations including his responsibilities as president of Stratus Investments Group Inc., could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. White may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels. Competing demands on Mr. White's business time may cause Mr. White to have differing interests in approving significant corporate transactions than other stockholders.

EVEN THOUGH A MARKET FOR OUR COMMON STOCK MAY BE DEVELOPED, OUR STOCK PRICE MAY BE VOLATILE.

Our common stock is listed on the NASD over the counter bulletin board. Although there may be a market for our common stock, we cannot provide any assurance to investors that a market will be developed and maintained. We anticipate that the market price of our common stock will be subject to wide fluctuations in response to several factors, including:

- actual or anticipated variations in our results of operations; - our ability or inability to generate new revenues; - increased competition; and - conditions and trends with the Internet.

Further, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

IF SELLING SHAREHOLDERS SELL A LARGE NUMBER OF SHARES ALL AT ONCE OR IN BLOCKS, THE MARKET PRICE OF OUR SHARES WOULD MOST LIKELY DECLINE.

Selling shareholders are not restricted in the price they can sell the common stock. Shares sold at a price below the current market price at which the common stock is trading may cause that market price to decline. Moreover, an offer or sale of large numbers of shares at any price may cause the market price to fall. The outstanding shares of common stock covered by the prospectus filed with the U.S. Securities and Exchange Commission represent approximately 32.8% of the common shares outstanding as of the date of the prospectus.

IF OUR STOCK PRICE DROPS SIGNIFICANTLY, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION THAT WOULD RESULT IN A HARMFUL DIVERSION OF OUR BUSINESS RESOURCES.

In the past, following periods of volatility in the market price of a particular company's stock, securities class action litigation has been brought against that company. Any litigation arising from the volatility in the price of our common stock could have an adverse effect on our business, financial condition and results of operations.

THE TRAINING AND EDUCATION MARKETS MAY NOT ACCEPT OUR SOLUTIONS.

We will introduce niche training in markets that as of yet have not had training delivered to students over the Internet. To be successful, we must attract a significant number of customers to our training programs. Our first product is targeted to senior citizens. To date, the elderly have been resistant to adopting new technology solutions. Training and education over the Internet is still developing. Conversion from traditional methods of training may not occur as rapidly as we expect it will. Our business plan is based on our belief that our training programs will attract participants who will in turn purchase products advertised at our website locations. We may not achieve the critical mass of users we believe is necessary to become successful. Any significant shortfall in the number of users or product transactions by users from website advertising would adversely affect our financial results.

WE ARE ENTERING A MARKET THAT HAS NOT AS YET PROVEN PROFITABLE.

Superior Networks' business model relies on online advertising for its success. We expect our main revenues to come from compensation for Internet product sales by affiliated merchants who advertise on our website. We will also provide links on our site to affiliated merchant sites and receive compensation each time a link is used. Internet product sales have grown to great proportion and yet companies that provide advertising for Internet retail merchants have generally not as yet become profitable. It will be necessary for us to become profitable in an emerging market that has yet to demonstrate profitability if we are to succeed.